Exhibit 99.3

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

cgi.com/newsroom

CGI reports strong fourth quarter and Fiscal 2023 results

Fourth quarter revenue up 8.0% and diluted Earnings Per Share (EPS) up 16.6%

Q4-F2023 performance highlights

•	Revenue of $3.51 billion, up 8.0% year-over-year or 2.2% year-over-year in constant currency[1];
•	Earnings before income taxes of $557.9 million, up 14.8% year-over-year, for a margin[1] of 15.9%;
•	Adjusted EBIT[1] of $573.0 million, up 9.8% year-over-year, for a margin[1] of 16.3%;
•	Net earnings of $414.5 million, up 14.4% year-over-year, for a margin[1] of 11.8%;
•	Net earnings excluding specific items[1,2] of $421.2 million, up 12.9% year-over-year, for a margin[1] of 12.0%;
•	Diluted EPS of $1.76, up 16.6% year-over-year;
•	Diluted EPS excluding specific items[1,2] of $1.79, up 14.7% year-over-year;
•	Cash from operating activities of $628.7 million, representing 17.9% of revenue[1];
•	Bookings[1] of $4.00 billion, for a book-to-bill ratio of 113.9%; and
•	Backlog[1] of $26.06 billion or 1.8x annual revenue.

F2023 performance highlights

•	Revenue of $14.30 billion, up 11.1% year-over-year or 8.0% year-over-year in constant currency[1];
•	Earnings before income taxes of $2.20 billion, up 11.7% year-over-year, for a margin[1] of 15.4%;
•	Adjusted EBIT[1] of $2.31 billion, up 10.8% year-over-year, for a margin[1] of 16.2%;
•	Net earnings of $1.63 billion, up 11.3% year-over-year, for a margin[1] of 11.4%;
•	Net earnings excluding specific items[1,3] of $1.68 billion, up 12.9% year-over-year, for a margin[1] of 11.8%;
•	Diluted EPS of $6.86, up 13.6% year-over-year;
•	Diluted EPS excluding specific items[1,3] of $7.07, up 15.3% year-over-year;
•	Cash from operating activities of $2.11 billion, representing 14.8% of revenue[1]; and
•	Bookings[1] of $16.26 billion, for a book-to-bill ratio of 113.7%.

Note: All figures in Canadian dollars. F2023 MD&A, audited consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with the Canadian Securities Regulators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

1 Constant currency growth, diluted EPS excluding specific items, adjusted EBIT, adjusted EBIT margin, net earnings excluding specific items, net earnings margin excluding specific items and diluted EPS excluding specific items are non-GAAP financial measures or ratios. Earnings before income taxes margin, net earnings margin, cash from operating activities as a percentage of revenue, bookings and backlog are key performance measures. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS) measure, as applicable. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies.

2 Specific items in Q4-F2023 include: $6.7 million from the cost optimization program, net of tax; Specific items in Q4-F2022 include: $10.7 million in acquisition-related and integration costs, net of tax.

3 Specific items in F2023 include: $42.1 million in acquisition-related and integration costs and $6.7 million from the cost optimization program, both net of tax; Specific items in F2022 include: $21.7 million in acquisition-related and integration costs, net of tax.

Montréal, Quebec, November 8, 2023 - CGI (TSX: GIB.A) (NYSE: GIB)

Q4-F2023 results

For the fourth quarter of Fiscal 2023, the Company reported revenue of $3.51 billion, representing a year-over-year increase of 8.0%. When excluding foreign currency variations, revenue grew by 2.2% year-over-year. The quarter includes the calendar impact of one less available day to bill.

Earnings before income taxes were $557.9 million, up 14.8% year-over-year, for a margin of 15.9%, up 90 basis points compared to the same period last year. Adjusted EBIT was $573.0 million, up 9.8% year-over-year, for a margin of 16.3%, up 20 basis points compared to the same period last year.

Net earnings were $414.5 million, up 14.4% compared with the same period last year, for a margin of 11.8%. Diluted earnings per share, as a result, were $1.76 compared to $1.51 last year, representing an increase of 16.6%.

In Q4, the Company initiated a cost optimization program to accelerate actions to right-size its real estate portfolio globally and improve operational efficiencies, including the increased use of automation and global delivery, focused on administrative activities. In the quarter, $9.0 million was expensed and the Company plans to incur approximately $65 million of additional expenses over the first half of Fiscal 2024 related to this program.

“CGI’s resilience and strong positioning—strategically, operationally, and financially—underpinned our team’s ability to deliver on our profitable growth plan for the fourth quarter and fiscal year 2023,” said George D. Schindler, President and Chief Executive Officer. “During Q4, clients prioritized cost savings and modernization initiatives, driving a 26% increase in new CGI managed services bookings compared to last year. As we look ahead, we are taking the actions necessary to further strengthen our capacity to continue delivering value for shareholders. This includes cost optimization and strategic investments to advance the next wave of innovation and growth, including the responsible use of AI, a key enabler for bringing the right mix of our end-to-end offerings to clients to help them generate the ROI necessary from their digitization initiatives.”

When excluding the cost optimization program, net of tax, net earnings were $421.2 million. This represents an increase of 12.9% year-over-year, and a margin of 12.0%. On the same basis, diluted earnings per share increased by 14.7% to $1.79, up from $1.56 for the same period last year.

As of September 30, 2023, the number of CGI consultants and professionals worldwide stands at approximately 91,500, representing a year-over-year net increase of 1,500 people and stable on a sequential quarter basis.

Cash provided by operating activities was $628.7 million, or 17.9% of revenue, representing an increase of 28.6% on a year-over-year basis.

Bookings were $4.00 billion, up $360 million on a year-over-year basis, representing a book-to-bill ratio of 113.9%. As of September 30, 2023, the Company’s backlog stood at $26.06 billion or 1.8x annual revenue.

During the fourth quarter of Fiscal 2023, the Company invested $107.0 million back into its business and $324.7 million under its current Normal Course Issuer Bid to purchase for cancellation 2,398,900 of its Class A subordinate voting shares.

F2023 results

The Company reported revenue of $14.30 billion, representing a year-over-year increase of 11.1%. When excluding foreign currency impacts, revenue grew by 8.0% year-over-year.

Earnings before income taxes were $2.20 billion, up 11.7% year-over-year, for a margin of 15.4%, up 10 basis points compared to the same period last year. Adjusted EBIT was $2.31 billion, up 10.8% year-over-year, for a margin of 16.2%, stable when compared to last year.

Net earnings were $1.63 billion, up 11.3% compared with the same period last year, for a margin of 11.4%. Diluted earnings per share, as a result, were $6.86 compared to $6.04 last year, representing an increase of 13.6%. When excluding acquisition-related and integration costs and the cost optimization program, both net of tax, net earnings were $1.68 billion. This represents an increase of 12.9% year-over-year, and a margin of 11.8%. On the same basis, diluted earnings per share increased by 15.3% to $7.07, up from $6.13 for the same period last year.

Bookings were $16.26 billion, up $2.29 billion on a year-over-year basis, representing a book-to-bill ratio of 113.7%.

Cash provided by operating activities was $2.11 billion, or 14.8% of revenue, representing an increase of 13.3% on a year-over-year basis.

During Fiscal 2023, the Company invested $409.1 million back into its business and $788.0 million under its current Normal Course Issuer Bid to purchase for cancellation 6,234,096 of its Class A subordinate voting shares.

Return on invested capital (ROIC) was 16.0%, an increase of 30 basis points, both on a year-over-year and sequential basis.

As at September 30, 2023, long-term debt and lease liabilities, including both their current and long-term portions, were $3.74 billion, down from $3.98 billion at the same time last year. As of the same date, net debt stood at $2.13 billion, down from $2.95 billion at the same time last year. The net debt-to-capitalization ratio stood at 20.4% at the end of September 2023, down 840 basis points when compared to the prior year.

At the end of September 2023, with cash of $1.6 billion on hand excluding funds held for clients, and a fully available revolving credit facility, the Company had $3.1 billion in readily available liquidity to pursue its Build and Buy profitable growth strategy.

Financial highlights	Q4-F2023	Q4-F2022	F2023	F2022
In millions of Canadian dollars except earnings per share and where noted
Revenue	3,507.3	3,247.2	14,296.4	12,867.2
Growth	8.0%	8.0%	11.1%	6.1%
Constant currency growth	2.2%	13.9%	8.0%	10.5%
Earnings before income taxes	557.9	485.9	2,197.9	1,967.0
Margin %	15.9%	15.0%	15.4%	15.3%
Adjusted EBIT	573.0	521.7	2,312.7	2,086.6

Financial highlights	Q4-F2023	Q4-F2022	F2023	F2022
Margin %	16.3%	16.1%	16.2%	16.2%
Net earnings	414.5	362.4	1,631.2	1,466.1
Margin %	11.8%	11.2%	11.4%	11.4%
Net earnings excluding specific items[1]	421.2	373.1	1,680.0	1,487.9
Margin %	12.0%	11.5%	11.8%	11.6%
Diluted EPS	1.76	1.51	6.86	6.04
Diluted EPS excluding specific items[1]	1.79	1.56	7.07	6.13
Weighted average number of outstanding shares (diluted)	235.7	239.9	237.7	242.9
Net finance costs	6.1	21.0	52.5	92.0
Long-term debt and lease liabilities[2]	3,742.3	3,976.2	3,742.3	3,976.2
Net debt[3]	2,134.6	2,946.9	2,134.6	2,946.9
Net debt to capitalization ratio[3]	20.4%	28.8%	20.4%	28.8%
Cash provided by operating activities	628.7	488.9	2,112.2	1,865.0
As a percentage of revenue	17.9%	15.1%	14.8%	14.5%
Days sales outstanding (DSO) [3]	44	49	44	49
Purchase and cancellation of Class A subordinate voting shares	324.7	132.9	788.0	913.4
Return on invested capital (ROIC) [3]	16.0%	15.7%	16.0%	15.7%
Bookings	3,996	3,636	16,259	13,966
Backlog	26,059	24,055	26,059	24,055

1 Specific items in Q4-F2023 include: $6.7 million from the cost optimization program, net of tax; Specific items in Q4-F2022 include: $10.7 million in acquisition-related and integration costs, net of tax. Specific items in F2023 include: $42.1 million in acquisition-related and integration costs and $6.7 million from the cost optimization program, both net of tax; Specific items in F2022 include: $21.7 million in acquisition-related and integration costs, net of tax.

2 Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

3 Net debt, net debt to capitalization ratio and ROIC are non-GAAP financial measures or ratios. DSO is a key performance measure. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS) measure, as applicable. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies.

To access the financial statements – click here

To access the MD&A – click here

Q4-F2023 results conference call

Management will host a conference call this morning at 9:00 a.m. (EST) to discuss results. Participants may access the call by dialing +1-888-396-8049 or +1-416-764-8646 Conference ID: 92584974 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors. Interested parties may also access a replay of the call by dialing +1-877-674-7070 Passcode: 584974, until December 8, 2023.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 91,500 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI

Fiscal 2023 reported revenue is $14.30 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions by 2030, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, interest rate fluctuations and the discontinuation of major interest rate benchmarks and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI’s annual MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Investors

Kevin Linder

Senior Vice-President, Investor Relations

kevin.linder@cgi.com

+1 905-973-8363

Media

Andrée-Anne Pelletier, ARP, PRP

Manager, Global Media and Public Relations

an.pelletier@cgi.com

+1 438-468-9118

Non-GAAP and other key performance measures

Non-GAAP financial measures and ratios used in this press release: Constant currency growth, adjusted EBIT, adjusted EBIT margin, net earnings excluding specific items, net earnings margin excluding specific items, diluted EPS excluding specific items, net debt, net debt to capitalization ratio, and return on invested capital (ROIC). CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Key performance measures used in this press release: cash from operating activities as a percentage of revenue, bookings, book-to-bill ratio, backlog, days sales outstanding (DSO), earnings before income taxes margin, and net earnings margin.

Below are reconciliations to the most comparable IFRS financial measures and ratios, as applicable.

The descriptions of these non-GAAP measures and ratios and other key performance measures can be found on pages 3, 4 and 5 of our F2023 MD&A which is posted on CGI’s website, and filed with SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Q4-F2023

Reconciliation between constant currency growth and growth

In thousands of CAD except for percentage	For the three months ended September 30,
	2023	2022	%

Total CGI revenue	3,507,336	3,247,221	8.0%

Constant currency year-over-year revenue growth	2.2%

Foreign currency impact	5.8%

Variation over previous period	8.0%

Reconciliation between adjusted EBIT and earnings before income taxes

For the three months ended September 30,			Change
	2023	2022	$	%
In thousands of CAD except for percentage and shares data

Adjusted EBIT	573,039	521,696	51,343	9.8%

Minus the following items:

Acquisition-related and integration costs	—	14,775	(14,775)	(100.0%)

Cost optimization program	8,964	—	8,964	—%

Net finance costs	6,148	21,019	(14,871)	(70.8%)

Earnings before income taxes	557,927	485,902	72,025	14.8%

Net earnings and Diluted EPS, excluding specific items

In thousands of CAD except for percentages and shares data	For the three months ended September 30,
	2023	2022	Change

Earnings before income taxes	557,927	485,902	14.8%

Add back:

Acquisition-related and integration costs	—	14,775	(100.0%)

Cost optimization program	8,964	—	—%

Earnings before income taxes excluding specific items	566,891	500,677	13.2%

Income tax expense	143,451	123,540	16.1%

Effective tax rate	25.7%	25.4%

Add back:

Tax deduction on acquisition-related and integration costs	—	4,082	(100.0%)

Impact on effective tax rate	—%	0.1%

Tax deduction on cost optimization program	2,240	—	—%

Impact on effective tax rate	—%	—%

Income tax expense excluding specific items	145,691	127,622	14.2%

Effective tax rate excluding specific items	25.7%	25.5%

Net earnings excluding specific items	421,200	373,055	12.9%

Net earnings margin excluding specific items	12.0%	11.5%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	231,931,083	236,360,510	(1.9%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	235,703,369	239,891,696	(1.7%)

Earnings per share excluding specific items (in dollars)

Basic	1.82	1.58	15.2%

Diluted	1.79	1.56	14.7%

F2023

Reconciliation between constant currency growth and growth

In thousands of CAD except for percentage	For the years ended September 30,
	2023	2022	%

Total CGI revenue	14,296,360	12,867,201	11.1%

Constant currency year-over-year revenue growth	8.0%

Foreign currency impact	3.1%

Variation over previous period	11.1%

Reconciliation between adjusted EBIT and earnings before income taxes

In thousands of CAD except for percentage	For the years ended September 30,
	2023	% of revenue	2022	% of revenue

Adjusted EBIT	2,312,741	16.2%	2,086,636	16.2%

Minus the following items:

Acquisition-related and integration costs	53,401	0.4%	27,654	0.2%

Cost optimization program	8,964	0.1%	—	—%

Net finance costs	52,463	0.4%	92,023	0.7%

Earnings before income taxes	2,197,913	15.4%	1,966,959	15.3%

Net earnings and Diluted EPS, excluding specific items

For the years ended September 30,			Change
	2023	2022	$	%
In thousands of CAD except for percentages and shares data

Earnings before income taxes	2,197,913	1,966,959	230,954	11.7%

Add back:

Acquisition-related and integration costs	53,401	27,654	25,747	93.1%

Cost optimization program	8,964	—	8,964	—%

Earnings before income taxes excluding specific items	2,260,278	1,994,613	265,665	13.3%

Income tax expense	566,664	500,817	65,847	13.1%

Effective tax rate	25.8%	25.5%

Add back:

Tax deduction on acquisition-related and integration costs	11,336	5,942	5,394	90.8%

Impact on effective tax rate	(0.1%)	(0.1%)

Tax deduction on cost optimization program	2,240	—	2,240	—%

Impact on effective tax rate	—%	—%

Income tax expense excluding specific items	580,240	506,759	73,481	14.5%

Effective tax rate excluding specific items	25.7%	25.4%

Net earnings excluding specific items	1,680,038	1,487,854	192,184	12.9%

Net earnings margin excluding specific items	11.8%	11.6%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	234,041,041	239,262,004		(2.2%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	237,702,081	242,867,445		(2.1%)

Earnings per share excluding specific items (in dollars)

Basic	7.18	6.22	0.96	15.4%

Diluted	7.07	6.13	0.94	15.3%

Reconciliation between net debt and long-term debt and lease liabilities

As at September 30,	2023	2022
In thousands of CAD except for percentages

Reconciliation between net debt and long-term debt and lease liabilities[1]:

Net debt	2,134,644	2,946,908

Add back:

Cash and cash equivalents	1,568,291	966,458

Short-term investments	7,332	6,184

Long-term investments	17,113	16,826

Fair value of foreign currency derivative financial instruments related to debt	14,904	39,859

Long-term debt and lease liabilities [1]	3,742,284	3,976,235

Net debt to capitalization ratio	20.4%	28.8%

Return on invested capital	16.0%	15.7%

Days sales outstanding	44	49

[1]

As at September 30, 2023, long-term debt and lease liabilities were $3,100.3 million ($3,267.0 million as at September 30, 2022) and $642.0 million ($709.2 million as at September 30, 2022), respectively, including their current portions.